March 18, 2015

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Quantitative Equity Funds, Inc. (the “Registrant”) (File Nos. 33-19589; 811-05447)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on February 6, 2015, regarding Post-Effective Amendment No. 69, filed on December 22, 2014, to the Registrant’s registration statement for the NT Disciplined Growth Fund (the “Fund”).  For your convenience, we restated each of your comments prior to our responses.

1.	Comment: Explain the difference in the unified management fee for Investor and Institutional Class shares.

Response:  As noted in the Fees and Expenses table of the prospectus, the unified management fee for the fund is 1.02% for the Investor Class and 0.82% for the Institutional Class. The Multiple Class Information section of the prospectus explains the difference in the Funds’ Investor and Institutional Classes’ unified management fees as follows:

The fund offers multiple classes of shares, which have different fees and expenses. The difference in the fee structures between the classes is the result of their separate arrangements for shareholders and distribution services, which may be provided indirectly through another American Century mutual fund.  The difference in fee structure between the classes is not the result of any difference in advisory or custodial fees or other expenses related to management of the fund’s assets, which do not vary by class.

Because the fund’s shares are available for purchase only by other funds advised by American Century Investments (funds of funds), the fund’s arrangements for shareholder and distribution services take into account the varying levels of services required by shareholders of different classes of the funds of funds.  For example, the Institutional Class and R6 Class

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
March 18, 2015

shareholders of the funds of funds do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes. In addition, American Century does not pay any service, distribution or administrative fees to financial intermediaries for R6 Class shares. As a result, the advisor is able to charge lower fees in connection with servicing these investors. Different fees and expenses will affect performance.

2.	Comment: Add the footnote required by instruction 6(a) to Item 3.

Response: We added the footnote.

3.
Comment: The Principal Risks section indicates that the Fund’s performant is tied to the performance of its benchmark. In the Principal Investment Strategies section, explain how the portfolio managers use the fund’s benchmark when selecting securities for the fund.

Response: We added the requested disclosure.

4.	Comment: In the Fund Summary, elaborate on the risks posed by growth stocks.

Response: We added the requested disclosure.

5.	Comment: Add the risks of active and frequent trading of portfolio securities to the Fund Summary section.

Response: We made this change consistent with Instruction 7 to Item 9(b), which instructs funds to explain the tax consequences of, and trading costs associated with, portfolio turnover as part of the description of a fund’s principal investment strategies.

6.
Comment: With respect to the definition of “Equity Securities” in the Objectives, Strategies and Risks section, discuss whether any of the named components, specifically stock futures contracts and stock index futures contracts, are principal to the Fund’s strategy.

Response: The Fund has the ability to invest in stock futures contracts and stock index futures contracts, however, such investment types are not principal strategies of the Fund. The definition includes examples of equity securities, but does not mean the Fund invests in each of these securities as a principal strategy.

7.	Comment: Add the language required by Item 10(a)(1) regarding the discussion of the basis for the Board’s approval of the investment advisory contract.

Ms. Karen Rossotto
March 18, 2015

Response: We added the requested language.

8.	Comment: In the statement of additional information, ensure that it is clear that the investment objective of the Fund is nonfundamental.

Response: We excepted the Fund’s investment objective from the Fundamental Investment Policies section. We also affirmatively state the investment objective is nonfundamental in the Nonfundamental Investment Policies section.

9.	Comment: In the SAI, disclose the Fund’s Fundamental Investment Policy regarding concentration.

Response: We added the requested disclosure.

10.
Comment: In the SAI, the language above the Accounts Managed table states that the new Fund is not included, even though it appears that the required disclosure regarding the Fund’s portfolio managers is included in the table. Please revise the disclosure as appropriate.

Response: We removed the statement about the new Fund.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley L. Bergus
Corporate Counsel